

Mail Stop 4631

February 4, 2010

Mr. Brian Lukian
Secretary, Treasurer and Chief Financial Officer
Enhance Skin Products Inc.
695 South Colorado Blvd., Suite 480
Denver, CO 80246

> **RE: Form 10-K/A for the year ended April 30, 2009**
> **Forms 10-Q for the periods ended July 31, 2009 and October 31, 2009**
> **File No. 0-52755**

Dear Mr. Lukian:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED APRIL 30, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9 – Controls and Procedures, page 21

2. You disclose on page 22 that management concluded that your internal control over financial reporting was effective aside from the significant deficiency explained in management's report over internal controls. Please revise your disclosure in an amended Form 10-K/A to simply state that your internal control over financial reporting was effective or not effective without adding, "aside from the significant deficiency…" to your effectiveness conclusion. You should still refer readers to the disclosure of your significant deficiency, but this should be done in a separate sentence, so that it does not have the effect of qualifying or otherwise limiting your effectiveness conclusion.

3. We remind you that you will need to include an attestation report from your registered public accounting firm regarding internal control over financial reporting when you file your Form 10-K for the year ended April 30, 2010. Refer to Item 308T and Item 308(b) of Regulation S-K.

4. You disclose on page 23 that you "rely very much on the expertise and knowledge of external financial advisors in US GAAP conversion" who "have helped prepare and review the consolidated financial statements." Please tell us supplementally the name of the external financial advisors to which you are referring.

Exhibit 31 - Certifications

5. Your certifications presented in your April 30, 2009 Form 10-K/A, July 31, 2009 Form 10-Q and October 31, 2009 Form 10-Q omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. Please file amendments to your Form 10-K/A and Forms 10-Q to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b). In doing so, please refile the Form 10-K/A and Forms 10-Q in their entirety, along with the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and Forms 10-Q/A as applicable and are currently dated.

*   *   *   *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief